EXHIBIT 99.1

News Release dated January 3, 2018, Suncor Energy closes 2017 with strong performance

News Release

FOR IMMEDIATE RELEASE

Suncor Energy closes 2017 with strong performance

Calgary, Alberta (Jan. 3, 2018) – Suncor today provided a business update for the fourth quarter of 2017, highlighting upstream production of 736,000 barrels of oil equivalent per day (boe/d), which is in line with record production from the third quarter of 2017.  Oil sands operations produced approximately 447,000 barrels per day (bbls/d) including 6,000 bbls/d from Fort Hills.  Syncrude produced 325,000 bbls/d for the quarter, 174,000 bbls/d net to Suncor.  Production from other upstream assets remained solid with total production from Exploration & Production assets in Canada, the U.K. and Libya of 115,000 boe/d.

With rising crude oil prices during the fourth quarter, Suncor’s upstream realized prices were strong and thanks to its integrated business model, the company was minimally impacted by the significant widening of the light / heavy price differentials over the past few weeks.

Suncor benefited from efficient and reliable upgrader operations during the quarter, with utilization rates of 93% at the Suncor base plant and 94% at Syncrude.

The Refining and Marketing operations also demonstrated solid reliability with average refinery utilization of 94% for a quarterly crude throughput of 433,000 bbls/d. Refined product demand remained high with distillate sales growing over the same quarter in 2016.

“Across the company we finished 2017 with strong quarterly performance,” said Steve Williams, Suncor president and chief executive officer. “This is in addition to substantial progress through the year on our two major growth projects.  At Hebron, we produced first oil ahead of schedule in late November. And at Fort Hills, we safely completed five test runs of the plant, producing 1.4 million barrels of froth. We’re focused on completing a safe, reliable start up in the short term and the steady ramp up of production through 2018.”

During 2017, the mine, primary extraction, utilities and froth assets were commissioned. More than 80% of the Fort Hills plant is now operational and has safely run at full capacity through the test runs over the past four months. All three secondary extraction trains are mechanically complete with the first train in its final commissioning stage and expected to start up in mid-January. The second and third trains are currently being insulated and expected to start up in the first half of 2018, as planned. Fort Hills remains on track to reach 90% capacity by the end of 2018, as per the Corporate Guidance issued in November 2017.

Suncor also announced today that the Fort Hills partners have resolved the previously announced commercial dispute and reached an agreement whereby Suncor and Teck Resources Limited (Teck) have each acquired an additional working interest in the Fort Hills project from Total E&P Canada (Total).

Under the terms of the agreement, Suncor’s share of the project increased to 53.06% and Teck’s share increased to 20.89%. Total’s share decreased to 26.05%. Suncor and Teck have funded an increased share of the project capital, in the amounts of approximately $300M and $120M respectively, equating

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to approximately $69,330 per flowing barrel, commensurate with the additional working interests, which may be further adjusted in accordance with the terms of the agreement.

“We’re pleased to have reached this agreement and taken a bigger stake in what is arguably the best long-term growth project in our industry,” continued Williams. “Looking back over the past quarter, Suncor not only delivered strong operational results, but we also achieved a number of other significant milestones including the East Tank Farm Development partnership with Fort McKay and Mikisew Cree First Nations.”

Other highlights from the latter part of the year include a Progressive Aboriginal Relations (PAR) gold level certification and the purchase of a 41% equity interest in PetroNor, a Quebec-based petroleum products distributor owned and operated by the James Bay Cree.

Suncor’s fourth quarter results will be issued Feb. 7, 2018.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements around the Fort Hills project, including (i) that Suncor will focus on completing a safe, reliable start up in the short term and a steady ramp up of production through 2018, (ii) the expectation that the final commissioning stage will start up in mid-January, (iii) the expectation that the second and third trains will start up in the first half of 2018 as planned, (iv) the expectation that the project will reach 90% capacity by the end of 2018 and (v) Suncor’s belief that the project is arguably the best long-term growth project in the industry.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated Oct. 25, 2017 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory - BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges

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